British Columbia
Securities Commission

QUARTERLY REPORT

FORM 61 82-2560

02 FEB 21 AM 8:20

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. *For the current fiscal year-to-date:*
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. *For the quarter under review:*
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.
3. *As at the end of the quarter:*
   (a) Particulars of authorized capital and summary of shares issued and outstanding.
   (b) Sum [redacted] convertible securities outs [redacted] unt, exercise or con [redacted]
   (c) Tot [redacted] ubject to a pooling agr [redacted]
   (d) List [redacted]

02015286

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the *actual* use of proceeds from the previous disclosure by the issuer regarding its *intended* use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

SUPPL

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-660-4890), 1100 – 865 Hornby Street, Vancouver, British Columbia V6Z 2H4. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT Y M D
BRAVO RESOURCE PARTNERS LTD.			Oct 31, 2001	02 01 21
ISSUER'S ADDRESS				
#416 - 5 K de K Court				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
New Westminster	B.C.	V3M 6B6	540-7793	522-7793
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
Edward A. White		Secretary/Treasurer		522-7793

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	Edwar A. White	02 01 2(
[signature]	George Hajduk	02 01 2(

FIN 2061 Rev. 95 / 11 / 23

BRAVO RESOURCE PARTNERS LTD.

VANCOUVER, B.C.

QUARTERLY REPORT

OCTOBER 31, 2001

SCHEDULE A - FINANCIAL STATEMENTS

SCHEDULE B - SUPPLEMENTARY INFORMATION

SCHEDULE C - MANAGEMENT DISCUSSION

BRAVO RESOURCE PARTNERS LTD.

SCHEDULE A - FINANCIAL STATEMENTS

INDEX

BRAVO RESOURCE PARTNERS LTD.

STATEMENT OF LOSS AND DEFICIT

FOR THE THREE MONTH PERIOD ENDED OCTOBER 31, 2001

(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

	2001	2000
Revenue	$ -	$ -
Administrative Expenses		
Management and consulting	-	-
Professional fees	6,000	12,278
Travel and accommodation	-	-
Office and miscellaneous	2,354	2,047
Investor relations	-	-
	8,354	14,325
Net Loss For The Period	(8,354)	(14,325)
Deficit At Beginning Of The Period	(2,866,638)	(2,165,949)
Deficit At End Of The Period (Statement 2)	$(2,874,992)	$(2,180,274)

BRAVO RESOURCE PARTNERS LTD.

BALANCE SHEET

AS AT OCTOBER 31, 2001

(Unaudited - Prepared By Management)
(Expressed in Canadian dollars)

	2001	2000
ASSETS		
Current		
Cash	$ 3,462	$ 4,999
Accounts receivable	42,993	43,307
	46,455	48,306
Mineral Properties (Notes 1(c) and 2)	-	622,098
	$ 46,455	$ 670,404
LIABILITIES		
Current		
Accounts payable	$ 43,329	$ 48,554
Promissory notes (Note 3)	56,702	4,308
	100,031	52,862
Loans Payable (Note 6)	88,537	64,937
	188,568	117,799
SHAREHOLDERS' EQUITY		
Convertible Notes (Note 4)	195,750	195,750
Share Capital (Note 4)	2,537,129	2,537,129
Deficit (Statement 1)	(2,874,992)	(2,180,274)
	(142,113)	552,605
	$ 46,455	$ 670,404

APPROVED BY THE DIRECTORS:

"George Hajduk" Director

"Edward A. White" Director

BRAVO RESOURCE PARTNERS LTD.

STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED OCTOBER 31, 2001

(Unaudited - Prepared By Management)
(Expressed in Canadian dollars)

	2001	2000
Operating Activities		
Net loss for the period	$ (8,354)	$ (14,325)
Changes in the non-cash working capital balances		
Accounts receivable	1,404	(2,034)
Accounts payable	(6,135)	8,306
Promissory notes payable	7,989	4,308
	(5,096)	(3,745)
Financing Activities		
Loans payable	6,000	6,000
Increase (Decrease) In Cash During The Period	904	2,255
Cash At Beginning Of The Period	2,558	2,744
Cash At End Of The Period	$ 3,462	$ 4,999

BRAVO RESOURCE PARTNERS LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED OCTOBER 31, 2001

(Unaudited - Prepared By Management)

(Expressed in Canadian dollars)

1. Accounting Policies

The following is a summary of the Company's significant accounting policies:

(a) Principles of Consolidation

The consolidated financial statements included the accounts of the Company and its wholly-owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico.

(b) Basis of Presentation

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the company has accumulated a total net loss of $2,874,992 up to the period ended October 31, 2001. This factor, among others, indicates that the company may be unable to continue as a going concern. The company is in the exploration stage and additional costs for exploration and development must be incurred. The continuation of the company as a going concern is therefore dependent on its ability to obtain additional financing for such exploration and development and the attainment of successful operations.

(c) Mineral Properties/Accounting Policy Change

Until July 31, 2000, the Company followed the accounting principle of deferring all expenses relating to exploration and development of mineral properties, excluding administration expenses, until such time as the properties are put into commercial production, are sold or abandoned. As at July 31, 2000, the Company adopted the CICA Accounting Guideline AcG-11 – *Enterprises in the Development Stage*, which is effective for fiscal period beginning after April 1, 2000. AcG-11 removes the exemption for exploration and development cost for enterprises in the development stage resulting in accounting for these costs in the same way an enterprise in the operating stage does. Management reviewed all outstanding balances, on a project by project basis, and has determined that the unamortized balance of such costs exceeds the expected amount of recovery through future related revenues and therefore all balances should be written off. In accordance with AcG-11, the write-off is being treated as a change in accounting policy and is being applied retroactively without restatement of the financial statements of prior period. Accordingly the Company has adjusted the opening balance of retained earnings for the fiscal period beginning July 31, 2000.

(Expressed in Canadian dollars)

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

2. Mineral Properties

(a) Last Chance and Fontenoy Claims

The Last Chance and Fontenoy Mineral Claims are Crown grants located in the Greenwood Mining Division, British Columbia.

(b) Mamu/Bravo Claims

The Mamu Claims are located in the Watson Lake Mining District, Yukon. An option to purchase these twenty-four mineral claims was entered into in November 1994. The option agreement required a down payment of $10,000, 200,000 common shares of the Company, and a work program of $400,000. The vendor is entitled to receive a 1% net smelter return from production of the claims. To date 200,000 common shares have been issued in compliance with this agreement at prices of $0.50 and $0.11 per share.

A finder's fee of 91,500 common shares of the Company at prices of $0.50 and $0.11 has been paid in conjunction with the acquisition of the Mamu claims.

The Bravo Claims are located adjacent to the Mamu Claims and consist of 20 mineral claims which were staked during March 1995 and registered in the name of Oro Bravo Resources Ltd.

In February 1996, the company staked an additional 108 claims immediately surrounding the Mamu/Bravo claims. The cost of the staking was $23,730. In February 1997, the Company staked an additional 12 claims to consolidate the Mat claims and the Mamu/Bravo claims into one contiguous claim block. In August 1997, the Company staked an additional 18 claims contiguous to the Mamu/Bravo claim block in order to facilitate the construction of an access road. These 18 additional claims were not renewed and the claims expired on August 21, 1998. The Company's Mamu/Bravo/Mat holdings now consist of 193 quartz claims comprising approximately 3,850 hectares in the area known as The Pelly Mountain Massive Sulphide District.

(Expressed in Canadian dollars)

(c) Mat and Bid Claims

The Mat and Bid Claims are located in the Watson Lake Mining District, Yukon. The property consists of 40 mineral claims (Mat; 28 claims, Bid; 12 claims) which were purchased for consideration of $5,965 and 50,000 common shares of Oro Bravo Resources Ltd., at a price of $0.65 per share. The vendor is entitled to receive a 1% net smelter return. The Company has the right to purchase the Net Smelter Return for $500,000 per claim block, subject to Vancouver Stock Exchange approval. A finder's fee of 5,000 common shares of the Company has been paid regarding the Mat and Bid Claims Acquisition. The shares were issued at a price of $0.65 per share. The Mat claims have been consolidated with the Mamu/Bravo claims (see 3(b) above).

3. Promissory Notes

The promissory notes are payable on demand with interest at 8% per annum.

4. Share Capital

(a) Reorganization

Effective January 21, 2000, the Company completed a reorganization which consisted of a share consolidation (three old for one new), an increase in the authorized common shares to 100,000,000, the creation of 100,000,000 preferred shares, the change of name to Bravo Resource Partners Ltd., and continuation of the Company under the Business Corporation Act (Yukon Territory)

(b) Authorized

100,000,000 common shares without par value
100,000,000 preferred shares

(c) Issued: 2,515,240 new common shares (2000 – 2,515,240 new shares).

During the period no shares were issued.

(d) Escrow Shares

The issued old share capital originally included 515,626 escrow common shares. These shares may not be traded or released without the consent of the regulatory authorities. Effective April 7, 1998, 126,670 shares were released from escrow and 87,615 shares were cancelled. Effective March 19, 1999, 50,103 shares were released from escrow leaving a balance in escrow of 251,238 old shares (83,746 new shares). As a condition of the escrow agreement, any shares not released by March 27, 2000 will be subject to cancellation. Therefore, these shares are now subject to cancellation.

(Expressed in Canadian dollars)

(d) Share Purchase Options
On February 4, 2000, the Company granted 250,000 share purchase options to directors at an exercise price of $0.18 per share. The options are exercisable until February 3, 2002.

(e) Share Purchase Warrants
In connection with a private placement, 366,666 new (1,100,000 old) share purchase warrants were issued on June 23, 1998 entitling the holder to acquire 1 new common share of the Company at a price of $0.60 per share until June 25, 2000. These warrants expired without being exercised.

(f) Convertible Notes
On December 13, 1999, the Company completed a private placement of convertible notes for a total sum of $195,750 (135,000 US$). The notes do not bear interest and are convertible into post-consolidation (new) common shares in the capital of the Company at a price of $0.15 per share. Upon conversion of the notes, 1,305,000 new common shares will be issued. A finder's fee of $19,774 was paid in relation to this private placement.

6. Related Party Transactions

(a) Loans Payable

These amounts are due to directors and officers for services provided to the Company, for expenses incurred on behalf of the Company, and for cash advances made to the Company. The amounts are unsecured, without interest and without specific terms of repayment.

(b) Transactions with Directors And Officers

The Company was charged the following amounts for services rendered by directors and officers:

	2001	2000
Management fees	$ -	$ -
Professional fees	6,000	6,000
	$6,000	$6,000

(c) Shares Issued

During the period, no shares were issued to directors and senior officers. (2000 – Nil)

(Expressed in Canadian dollars)

7. Income Taxes

At July 31, 2001, non-capital losses carried forward for income tax purposes aggregating $1,152,198 are available for the reduction of future years' taxable income. These losses expire as follows:

2002	$ 117,243
2003	230,313
2004	272,568
2005	171,016
2006	158,815
2007	123,968
2008	78,275
	$1,152,198

8. Loss Per Share

	2001	2000
Basic loss per share	$0.00	$0.01

The basic loss per share is calculated using the weighted average of the number of shares outstanding during the year.

9. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which conform to those of the United States except that the Company would be defined to be a development stage enterprise under the criteria statement of financial accounting standards No. 7. In addition, generally accepted accounting principles in the United States require that costs relating to mineral properties would be expenses as they were incurred and recovery would be treated as income.

(a) Summary of United States GAAP Adjustments

	October 31, 2001	2001	2000	1999	Cumulative From Inception
	$		$	$	$
Net loss for the period under Canadian GAAP	8,354	78,590	129,016	419,424	2,252,895
Mineral property acquisition costs	-		-	8,113	506,838
Mineral property exploration and development costs	-		-	5,421	658,676
Write-off of mineral property costs	-			(257,331)	(543,417)
Net loss for the year under US GAAP	8,354	78,590	129,016	175,627	2,874,992
Loss per share under US GAAP	$0.00	$0.03	$0.05	$0.02	

(Expressed in Canadian dollars)

(b) Development Stage Enterprises:

(i) The amounts in the consolidated statement of operations and deficit accumulated during the development stage would be presented on a cumulative basis from the Company's inception which is summarized as follows:

Revenue	
Royalty income	$ 16,854
Interest income	15,010
	31,864
Operating expenses	
Mineral property exploration and development	658,676
Mineral property acquisition cost	506,838
Management and consulting	435,318
Office and miscellaneous	423,056
Professional fees	433,630
Investor relations	260,454
Travel and accommodation	155,726
General research and development	22,775
Amortization	5,947
Loss on disposition of capital assets	4,436
	2,906,856
Loss Accumulated During The Development Stage Under U.S. GAAP	$(2,874,992)

BRAVO RESOURCE PARTNERS LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD YEAR ENDED APRIL 30, 2001

(Unaudited - Prepared By Management)

(expressed in Canadian dollars)

9. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States – Cont.

After taking into consideration the adjustments required by CICA Accounting Guideline AcG-11, the loss accumulated during the development stage as calculated under U.S. GAAP is identical to the accumulated loss as calculated under Canadian GAAP.

(ii) Cash Flows

The amounts in the consolidated statement of cash flows would be presented on a cumulative basis from the Company's inception which is summarized as follows:

Operations	
Loss accumulated during the development stage under U.S. GAAP	$(2,874,992)
Items not involving the use of cash	
Amortization	5,947
Loss on disposition of capital assets	4,436
Changes in non-cash operating working capital items	421,990
	(2,442,619)
Financing	
Shares issued for cash	2,275,714
Share issue costs	(15,000)
Convertible notes issued	195,750
	2,456,464
Investments	
Purchase of capital assets	(11,621)
Proceeds on disposition of capital assets	1,238
	(10,383)
Increase In Cash During The Development Stage	3,462
Cash At Inception Of The Development Stage	-
Cash At April 30, 2000	$ 3,462
Non-Cash Financing Activities	
Shares issued for property acquisitions	$ 131,500
Shares issued for finders' fees	80,345
Shares issued for debt settlement	64,570
	$ 276,415

(expressed in Canadian dollars)

9. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States – Cont.

(iii) Stockholders' Equity

A cumulative statement of stockholders' equity would be presented as follows:

	Common Stock			Deficit Accumulated During Development Stage	Total Stockholders' Equity
	Number of Shares	Amount	Price Per Share		
	$	$	$	$	$
Shares issued for cash, (escrow)	750,000	7,500	0.01		
Shares issued for cash	400,000	100,000	0.25		
Loss for the year				(97,934)	
Balance July 31, 1987	1,150,000	107,500		(97,934)	9,566
Shares issued for cash	450,000	180,000	0.40		
Loss for the year				(86,284)	
Balance July 31, 1988	1,600,000	287,500		(184,218)	103,282
Shares issued on exercise of options	70,000	31,500	0.45		
Loss for the year				(139,252)	
Balance July 31, 1989	1,670,000	319,000		(323,470)	(4,470)
Shares issued for cash	335,000	100,500	0.30		
Shares issued on exercise of options	170,000	42,500	0.25		
Shares issued for mineral property purchase	50,000	15,000	0.30		
Loss for the year				(154,468)	
Balance July 31, 1990	2,225,000	477,000		(477,938)	(938)
Shares issued on exercise of warrants	20,000	6,000	0.30		
Loss for the year				(53,247)	
Balance July 31, 1991	2,245,000	483,000		(531,185)	(48,185)
Shares issued on exercise of options	194,000	29,100	0.15		
Shares issued on exercise of options	30,000	7,500	0.25		
Shares issued on exercise of options	280,000	61,600	0.22		
Shares issued as settlement of debt	136,000	20,400	0.15		
Shares issued for cash	525,000	78,750	0.15		
Loss for the year				(108,850)	
Balance July 31, 1992	3,410,000	680,350		(640,035)	40,315
Shares issued for finder's fee services	100,000	25,000	0.25		
Loss for the year				(116,127)	
Balance July 31, 1993	3,510,000	705,350		(756,162)	(50,810)
3 ½:1 reverse stock split	-2,507,143		0.00		
Loss for the year				(50,715)	
Balance July 31, 1994, carried forward	1,002,857	705,350		(806,877)	(101,525)

(expressed in Canadian dollars)

9. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States – Cont.

(iii) Shareholders' Equity

	Common Stock			Deficit Accumulated During Development Stage	Total Stockholders' Equity
	Number of Shares	Amount	Price Per Share		
	$	$	$	$	$
Balance July 31, 1994, carried forward	1,002,857	705,350		(806,877)	(101,525)
Shares issued for cash (escrow)	301,340	3,013	0.01		
Shares issued for cash	1,000,000	300,000	0.30		
Shares issued as settlement for debt	88,340	44,170	0.50		
Shares issued for mineral property purchase	50,000	25,000	0.50		
Shares issued as a finder's fee	7,000	3,500	0.50		
Loss for the year				(203,055)	
Balance July 31, 1995	2,449,537	1,081,033		(1,009,932)	71,103
Shares issued for cash	218,000	109,000	0.50		
Shares issued on exercise of warrants	620,000	204,250	0.33		
Shares issued on exercise of options	100,000	48,000	0.48		
Shares issued for mineral property purchase	100,000	57,500	0.58		
Shares issued for finder's fee services	34,900	23,150	0.66		
Loss for the year				(510,143)	
Balance July 31, 1996	3,522,437	1,522,933		(1,520,075)	2,860
Shares issued for cash	1,334,000	400,200	0.30		
Shares issued on exercise of warrants	205,000	77,750	0.38		
Shares issued on exercise of options	10,000	4,800	0.48		
Shares issued for mineral property purchase	50,000	25,000	0.50		
Shares issued for finder's fee services	39,900	24,900	0.62		
Share issue costs		-15,000			
Loss for the year				(539,985)	
Balance July 31, 1997	5,161,337	2,040,583		(2,060,060)	(19,474)
Shares issued for cash	250,000	50,000	0.20		
Shares issued for cash	750,000	187,500	0.25		
Shares issued for cash	1,100,000	165,000	0.15		
Shares issued on exercise of warrants	137,500	41,250	0.30		
Shares issued on exercise of options	100,000	40,000	0.40		
Shares issued for mineral property purchase	50,000	5,500	0.11		
Shares issued for finder's fee services	34,500	3,795	0.11		
Cancellation of escrow shares	-87,615				
Loss for the year				(423,346)	
Balance July 31, 1998 (carried forward)	7,495,722	2,533,628		(2,483,406)	50,225

(expressed in Canadian dollars)

9. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States – Cont.

(iii) Shareholders' Equity

	Private Placement of Convertible Notes Amount	Common Stock Number of Shares	Common Stock Amount	Common Stock Price Per Share	Deficit Accumulated During Development Stage	Total Stockholders' Equity
Balance July 31, 1998 (brought forward)		7,495,722	2,533,628		(2,483,406)	50,225
Shares issued for mineral property purchase		50,000	3,500	0.07		
Loss for the year					(175,625)	
Balance July 31, 1999		7,545,722	2,537,128		(2,659,031)	(121,902)
3:1 reverse stock split		-5,030,482		0.00		
Repayment of promissory notes by Private placement of convertible notes	195,750					
Net loss for the period ended July 31, 2000					(129,016)	
Balance July 31, 2000		2,515,240	2,537,128		(2,788,047)	(55,168)
Loss for the year					(78,590)	
Balance July 31, 2001	195,750	2,515,240	2,537,128		(2,866,637)	(133,759)
Loss for the period					(8,354)	
Balance October 31, 2001	195,750	2,515,240	2,537,128		(2,874,992)	(142,114)

BRAVO RESOURCE PARTNERS LTD.

SCHEDULE B - SUPPLEMENTARY INFORMATION

Supplementary Information Not Included In Schedule A

1. (a) Analysis of Expenses and deferred cost
   See Statement of Loss and Deficit.

2. Related party transactions.
   See Note 6

3. (a) Securities issued during the period.
   See Note 4

   (b) Options granted during the year.
   See Note 4

4. (a) Authorized share capital as at October 31, 2001.
   See Note 4

   (b) Issued and outstanding shares as at October 31, 2001.
   See Note 4

   (c) Options, warrants and convertible securities outstanding as at October 31, 2001.
   See Note 4

   (c) Shares in escrow as at October 31, 2001.
   See Note 4

   (d) List of directors as at October 31, 2001.
   George Hajduk
   Edward White
   Henry Sandri
   James Carruthers
   James Currie

BRAVO RESOURCE PARTNERS LTD.

SCHEDULE C – MANAGEMENT DISCUSSION

The Company is engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition and/or participation in commercial ventures involving mining, oil, gas, technology and infra-structure development. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

During the year ended July 31, 2000, the Company completed a private placement of convertible notes for a total sum of $195,750 (135,000 US$). A finder's fee of $19,774 (13,500 US$) was paid with respect to the private placement. The notes do not bear interest and are convertible into common shares in the capital of the Company at a price of $0.15 per share. Upon conversion of the notes, 1,305,000 common shares will be issued. The Company incurred expenses of $8,354 during the period ended October 31, 2001 compared to $14,325 during the period ended October 31, 2001. The major component of the decrease is a reduction in legal fees billed during the period.

The Company has approximately $3,600 in cash at January 15, 2002 and approximately $45,000 in accounts receivable. Liabilities total approximately $195,000 including $94,000 owed to directors and officers for services provided to the Company, for expenses incurred on behalf of the Company, and for cash advances made to the Company. The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the exploration stage and additional costs for exploration and development must be incurred. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing for such exploration and development and the attainment of successful operations

The Company has not engaged in any investor relations activities.

On Behalf Of The Board Of Directors

"Edward A. White"

Per: Edward A. White, C.A.
Secretary/Treasurer